Supplemental Material for Financial Results for FY2013 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2012												FY2013						FY2013
	1Q (2011/4-6)		2Q (2011/7-9)		First Half 6 months (2011/4-9)		3Q (2011/10-12)		4Q (2012/1-3)		12 months (’11/4-’12/3)		1Q (2012/4-6)		2Q (2012/7-9)		First Half 6 months (2012/4-9)		Forecast 12 months (’12/4-’13/3)
Vehicle Production (thousands of units)	1,189		1,884		3,073		1,952		2,410		7,435		2,236		2,164		4,400		—
(Japan) – including Daihatsu & Hino	556		1,015		1,570		1,104		1,266		3,940		1,105		1,100		2,205		—
[Daihatsu]	[122	]	[162	]	[283	]	[193	]	[214	]	[690	]	[208	]	[191	]	[399	]	[—	]
[Hino]	[23	]	[29	]	[52	]	[34	]	[45	]	[131	]	[35	]	[34	]	[69	]	[—	]
(Overseas) – including Daihatsu & Hino	633		869		1,503		848		1,144		3,495		1,131		1,064		2,195		—
[Daihatsu]	[42	]	[52	]	[95	]	[52	]	[55	]	[202	]	[56	]	[54	]	[110	]	[—	]
[Hino]	[1	]	[4	]	[5	]	[3	]	[4	]	[12	]	[4	]	[5	]	[9	]	[—	]
North America	188		276		465		367		443		1,275		451		391		842		—
Europe	75		78		154		109		120		383		102		78		180		—
Asia	280		411		690		274		477		1,441		470		478		948		—
Central and South America	36		35		72		42		38		152		44		48		92		—
Oceania	21		28		49		20		24		93		24		30		54		—
Africa	33		41		73		36		42		151		40		39		79		—
Vehicle Sales (thousands of units)	1,221		1,805		3,026		1,969		2,357		7,352		2,269		2,247		4,516		8,750
(Japan) – including Daihatsu & Hino	292		505		797		561		714		2,071		577		615		1,192		2,250
[Daihatsu]	[107	]	[139	]	[246	]	[152	]	[199	]	[597	]	[182	]	[164	]	[346	]	[660	]
[Hino]	[5	]	[11	]	[16	]	[10	]	[11	]	[37	]	[9	]	[11	]	[21	]	[40	]
(Overseas) – including Daihatsu & Hino	929		1,300		2,229		1,408		1,643		5,281		1,692		1,632		3,324		6,500
[Daihatsu]	[40	]	[50	]	[89	]	[47	]	[48	]	[185	]	[46	]	[47	]	[93	]	[190	]
[Hino]	[16	]	[21	]	[38	]	[22	]	[30	]	[90	]	[29	]	[28	]	[57	]	[110	]
North America	276		413		689		579		604		1,872		663		598		1,261		2,400
Europe	174		187		361		219		218		798		209		203		412		790
Asia	259		355		615		279		433		1,327		418		421		840		1,730
Central and South America	52		75		127		84		78		289		86		100		185		360
Oceania	34		61		95		61		67		223		67		63		130		260
Africa	40		55		94		62		57		214		62		68		130		270
Middle East	91		152		243		123		184		550		186		177		363		690
Other	3		2		5		1		2		8		1		2		3		—
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	1,616		2,058		3,674		2,174		2,485		8,334		2,485		2,431		4,917		—
Housing Sales (units)	879		1,562		2,441		1,436		1,822		5,699		930		1,494		2,424		6,000

Supplemental 1

Supplemental Material for Financial Results for FY2013 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2012						FY2013			FY2013
	1Q (2011/4-6)	2Q (2011/7-9)	First Half 6 months (2011/4-9)	3Q (2011/10-12)	4Q (2012/1-3)	12 months (’11/4-’12/3)	1Q (2012/4-6)	2Q (2012/7-9)	First Half 6 months (2012/4-9)	Forecast 12 months (’12/4-’13/3)
Foreign Exchange Rates
Yen to US Dollar Rate	82	78	80	77	79	79	80	79	79	as premise: 79
Yen to Euro Rate	117	110	114	104	104	109	103	98	101	as premise: 100
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	37.7	44.8	42.1	48.2	47.7	45.5	48.9	48.8	48.9	approximately: 49.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	37.1	42.9	40.6	45.8	44.5	43.2	45.1	45.2	45.1	—
Number of Employees(Note 1)	322,046	322,809	322,809	324,747	325,905	325,905	328,762	330,189	330,189	—
Net Revenues (billions of yen)	3,441.0	4,574.9	8,015.9	4,865.2	5,702.5	18,583.6	5,501.5	5,406.7	10,908.3	21,300.0
Geographic Information
Japan	1,784.5	2,869.0	4,653.6	3,024.2	3,489.6	11,167.3	3,242.2	3,163.9	6,406.2	—
North America	853.5	1,085.7	1,939.3	1,379.5	1,432.9	4,751.8	1,592.8	1,450.9	3,043.7	—
Europe	459.9	499.2	959.1	527.0	507.8	1,993.9	512.0	497.5	1,009.6	—
Asia	700.0	827.3	1,527.1	704.2	1,102.9	3,334.2	1,073.6	1,088.2	2,161.9	—
Other	368.8	455.3	824.1	460.2	475.9	1,760.1	483.4	500.8	984.3	—
Elimination	-725.7	-1,161.6	-1,887.3	-1,229.9	-1,306.7	-4,423.9	-1,402.7	-1,294.8	-2,697.5	—
Business Segment
Automotive	3,060.8	4,183.1	7,244.0	4,471.4	5,279.0	16,994.5	5,120.1	5,008.7	10,128.8	—
Financial Services	285.8	271.0	556.8	271.5	272.0	1,100.3	274.4	272.0	546.4	—
All Other	190.5	255.2	445.6	272.2	331.0	1,048.9	243.2	252.6	495.9	—
Elimination	-96.1	-134.4	-230.5	-149.9	-179.6	-560.1	-136.2	-126.6	-262.9	—
Operating Income (billions of yen)	-108.0	75.4	-32.6	149.6	238.5	355.6	353.1	340.6	693.7	1,050.0
(Operating Income Ratio) (%)	(-3.1)	(1.6)	(-0.4)	(3.1)	(4.2)	(1.9)	(6.4)	(6.3)	(6.4)	(4.9)
Geographic Information
Japan	-206.6	-69.3	-275.9	-30.5	99.4	-207.0	107.1	143.7	250.8	—
North America	28.9	32.5	61.5	90.3	34.5	186.4	117.6	64.9	182.6	—
Europe	-7.5	5.6	-1.9	10.4	9.2	17.7	3.4	8.6	12.0	—
Asia	60.1	70.4	130.5	40.5	85.7	256.7	101.5	92.9	194.5	—
Other	21.0	37.1	58.1	37.9	12.8	108.8	27.1	31.5	58.7	—
Elimination	-3.9	-0.9	-4.9	1.0	-3.3	-7.1	-3.7	-1.2	-4.9	—
Business Segment
Automotive	-202.5	-7.5	-210.0	57.1	174.5	21.6	258.6	239.3	498.0	—
Financial Services	94.6	76.4	171.0	83.5	51.9	306.4	86.7	87.7	174.5	—
All Other	-2.0	9.9	7.9	15.3	18.8	42.0	9.3	13.1	22.4	—
Elimination	1.9	-3.4	-1.5	-6.3	-6.7	-14.5	-1.6	0.3	-1.2	—
Income before Income Taxes (billions of yen)	-80.5	79.1	-1.4	198.6	235.6	432.8	415.2	379.3	794.5	1,180.0
(Income before Income Taxes Ratio) (%)	(-2.3)	(1.7)	(-0.0)	(4.1)	(4.1)	(2.3)	(7.5)	(7.0)	(7.3)	(5.5)
Equity in Earnings of Affiliated Companies (billions of yen)	40.2	39.3	79.5	55.6	62.5	197.7	71.3	52.5	123.8	—
Net Income(Note 2) (billions of yen)	1.1	80.4	81.5	80.9	121.0	283.5	290.3	257.9	548.2	780.0
(Net Income Ratio) (%)	(0.0)	(1.8)	(1.0)	(1.7)	(2.1)	(1.5)	(5.3)	(4.8)	(5.0)	(3.7)
Shareholder Return
Cash Dividends(Note 3) (billions of yen)	—	62.7	62.7	—	95.0	157.7	—	95.0	95.0	—
Cash Dividends per Share (yen)	—	20	20	—	30	50	—	30	30	—
Payout Ratio (%)	—	76.9	76.9	—	47.0	55.6	—	17.3	17.3	—
Value of Shares Repurchased (billions of yen)	—	—	—	—	—	—	—	—	—	—
Number of Shares Canceled (thousands)	—	—	—	—	—	—	—	—	—	—
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	—

Supplemental 2

Supplemental Material for Financial Results for FY2013 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2012						FY2013			FY2013
	1Q (2011/4-6)	2Q (2011/7-9)	First Half 6 months (2011/4-9)	3Q (2011/10-12)	4Q (2012/1-3)	12 months (’11/4-’12/3)	1Q (2012/4-6)	2Q (2012/7-9)	First Half 6 months (2012/4-9)	Forecast 12 months (’12/4-’13/3)
R&D Expenses (billions of yen)	186.5	190.8	377.3	190.3	212.2	779.8	197.4	210.0	407.4	810.0
Depreciation Expenses(Note 4) (billions of yen)	168.9	188.3	357.3	187.0	188.5	732.9	167.7	175.9	343.6	730.0
Geographic Information
Japan	98.9	118.8	217.7	117.4	118.1	453.3	95.8	105.8	201.6	440.0
North America	35.1	34.3	69.4	36.2	36.4	141.9	36.1	35.8	71.9	140.0
Europe	13.4	13.5	26.9	13.4	10.7	51.1	12.6	11.7	24.4	50.0
Asia	12.8	12.9	25.7	12.4	14.7	52.8	14.9	14.2	29.1	60.0
Other	8.7	8.8	17.6	7.6	8.4	33.6	8.1	8.2	16.4	40.0
Capital Expenditures(Note 4) (billions of yen)	116.4	147.3	263.8	154.8	288.0	706.7	139.6	179.6	319.2	820.0
Geographic Information
Japan	54.3	68.3	122.7	82.9	162.7	368.4	64.7	93.1	157.8	400.0
North America	18.3	14.2	32.5	18.4	25.8	76.7	31.0	28.3	59.4	130.0
Europe	4.4	7.8	12.2	5.2	8.7	26.1	7.1	10.9	18.0	40.0
Asia	25.0	34.0	59.0	31.5	58.1	148.5	24.1	38.7	62.8	200.0
Other	14.4	23.0	37.4	16.8	32.6	86.8	12.4	8.5	20.9	50.0
Total Liquid Assets(Note 5) (billions of yen)	4,779.6	4,702.1	4,702.1	4,683.9	4,968.1	4,968.1	5,087.7	5,093.7	5,093.7	—
Total Assets (billions of yen)	29,284.8	28,387.5	28,387.5	28,761.6	30,650.9	30,650.9	30,029.7	30,100.6	30,100.6	—
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	10,241.0	10,016.4	10,016.4	10,023.8	10,550.2	10,550.2	10,510.2	10,738.8	10,738.8	—
Return on Equity(Note 2) (%)	0.0	3.2	1.6	3.2	4.7	2.7	11.0	9.7	10.3	—
Return on Asset(Note 2) (%)	0.0	1.1	0.6	1.1	1.6	0.9	3.8	3.4	3.6	—
Number of Consolidated Subsidiaries	—	—	—	—	—	507	—	—	—	—
No. of Affil. Accounted for Under the Equity Method	—	—	—	—	—	57	—	—	—	—

Analysis of Consolidated Net Income for FY2013(Note 2) (billions of yen, approximately)	2Q (2012/7-9)	First Half 6 months (2012/4-9)
Marketing Efforts	140.0	580.0
Effects of Changes in Exchange Rates	-20.0	-60.0
Cost Reduction Efforts	160.0	230.0
From Engineering	145.0	200.0
From Manufacturing and Logistics	15.0	30.0
Increases in Expenses, etc.	-10.0	-20.0
Other	-4.8	-3.7
(Changes in Operating Income)	265.2	726.3
Non-operating Income	34.9	69.6
Equity in Earnings of Affiliated Companies	13.1	44.3
Income Taxes, Net Income Attributable to the Noncontrolling Interest	-135.8	-373.5
(Changes in Net Income)(Note 2)	177.5	466.6

Supplemental 3